Form 12b-25
Notification of late filing
Form N-SAR
For Period Ended: 06/30/05
Part I - Registrant Information
Travelers Money Market Portfolio
125 Broad Street
New York, NY 10004

Part II - Rules 12-b25(b)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

An extension is being filed in order ensure all required disclosures and attachments are properly incorporated within the filing as they relate to the sale of certain businesses by Citigroup, Inc.
to MetLife, Inc., including but not limited to the disclosures surrounding the approval of new advisory contracts.

Part IV - Other Information

(1)Name and telephone number of person to contact in regard to this notification: Kaprel Ozsolak (212) 291-2668
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been filed? Yes
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected be the earnings statements to be included in the subject report or portion thereof? No

Travelers Money Market Portfolio has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. August 29, 2005, Kaprel Ozsolak (212) 291-2668